SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 25, 2012

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Announcement of LM Ericsson Telephone Company, dated April 25, 2012 regarding “Ericsson First Quarter report”

Ericsson FIRST QUARTER report

April 25, 2012

•

Sales decreased -4% YoY, impacted by an expected major decline in CDMA sales as well as lower operator network spending in regions with macro-economic or political uncertainty. Global Services and consolidation of Telcordia contributed positively.

•	The underlying business mix, with higher share of coverage and network modernization projects than capacity projects, was unchanged. This mix is expected to prevail short-term.

•	Operating margin 5.5% excl. gain from Sony Ericsson divestment and loss in ST-Ericsson.

•	Net income SEK 8.8 b. up 116% YoY, impacted by gain from Sony Ericsson divestment of SEK 7.7 b and loss in ST-Ericsson.

•	EPS diluted SEK 2.76 (1.27), driven by gain from Sony Ericsson divestment. EPS Non-IFRS and excluding Sony Ericsson gain SEK 0.77 (1.61).

SEK b.	Q1 2012	Q1 2011	YoY Change	Q4 2011	QoQ Change
Net sales	51.0	53.0	-4%	63.7	-20%
Of which Networks	27.3	33.2	-18%	33.3	-18%
Of which Global Services	20.6	17.4	18%	27.0	-24%
Of which Support Solutions	3.0	2.3	33%	3.4	-11%
Gross margin	33.3%	38.5%	—	30.2%	—

EBITA margin excl JVs and Sony Ericsson sale	7.7%	14.1%	—	8.1%	—
Operating income excl JVs and Sony Ericsson sale	2.8	6.3	-56%	4.1	-32%
Operating margin excl JVs and Sony Ericsson sale	5.5%	11.9%	—	6.4%	—

EBITA margin excl JVs	22.8%	14.1%	—	8.1%	—
Operating income excl JVs	10.5	6.3	67%	4.1	159%
Operating margin excl JVs	20.6%	11.9%	—	6.4%	—
Of which Networks	6%	17%	—	8%	—
Of which Global Services	6%	7%	—	6%	—
Of which Support Solutions	-1%	-15%	—	0%	—

Operating income incl JVs	9.1	5.8	56%	2.2	321%
Income after financial items	9.1	5.8	56%	1.8	396%
Net income	8.8	4.1	116%	1.5	490%

EPS diluted, SEK	2.76	1.27	117%	0.36	667%
EPS (Non-IFRS), SEK1)	3.14	1.61	95%	0.81	288%
Cash flow from operations	0.7	-2.9	—	5.5	—
Cash conversion, year to date	17%	-46%	—	79%	—
Net cash, end of period	37.1	48.2	-23%	39.5	-6%

1)	EPS, diluted, excl. amortizations, write-downs of acquired intangible assets and restructuring.

Q112 includes a gain from the divestment of Sony Ericsson of SEK 7.7 b.

COMMENTS FROM HANS VESTBERG, PRESIDENT AND CEO

“Sales of high-performance mobile broadband developed well in North America, Japan and Korea, while other regions such as Europe including Russia, parts of Middle East and India were weaker,” says Hans Vestberg, President and CEO of Ericsson (NASDAQ:ERIC). “CDMA continued its expected decline in the transition to LTE. Our services business showed continued momentum where especially Professional Services developed favorably. Support Solutions (former Multimedia) increased organic sales.

1

NET SALES, SEK b.

OPERATING INCOME INCL. JVs, SEK b.

*	excl SEK 7.7 b. gain from Sony Ericsson divestment

NET INCOME, SEK b.

*	excl SEK 7.7 b. gain from Sony Ericsson divestment

CASH FLOW FROM OPERATIONS, SEK b.

In the quarter, we took important steps in our strategy execution. The announced acquisition of BelAir adds WiFi capabilities to our hetnet portfolio and by acquiring Technicolor’s Broadcast Services Division we have strengthened our position in media and broadcasting services, targeting a leadership position in Europe. With the completed divestment of Sony Ericsson, we have left the consumer part of the handset business in order to focus on enabling connectivity for all devices, handsets and beyond. Last year, we gained market share in our core businesses and continued to build a strong LTE position where we have more than 60% market share.

Late 2010, we took a strategic decision to increase our market share in Europe when operators started to modernize their networks and replacing old infrastructure with new multi-standard radio base stations. This, together with the business mix with more coverage than capacity projects, has, as expected, had a negative impact on gross margin YoY and is expected to prevail short-term.

Our joint venture ST-Ericsson has launched a revised strategy and actions to reduce its break-even point. We remain confident that ST-Ericsson has a strategic position in the industry to enable the device ecosystem,” concludes Vestberg.

Financial Highlights

INCOME STATEMENT AND CASH FLOW

Sales in the quarter were down -4% YoY and -20% QoQ. Sales for comparable units, adjusted for FX and hedging, decreased -6% YoY. Telcordia’s sales were SEK 0.9 b. in the quarter. Revenue from Telcordia is split 50/50 between segments Global Services and Support Solutions. Q111 was positively impacted by a one-off revenue from the sale of patents of SEK 0.3 b.

Networks declined compared to Q111, impacted by continued business trends from H211 as well as a major decrease in CDMA sales. Global Services continued to show good momentum with a growth of 18% YoY, with especially good development in Professional Services. Global Services represented 40% (33%) of total sales in the quarter.

Restructuring charges amounted to SEK 0.6 (0.4) b. As previously communicated, restructuring charges are estimated to approximately SEK 4 b. for the FY12. Activities for increased efficiency are ongoing and expected to be executed evenly during the course of the year.

Gross margin was down YoY to 33.3% (38.5%), and up from 30.2% QoQ. The YoY decrease is due to increased services share, network modernization projects in Europe and a higher proportion of coverage projects. The QoQ improvement is due to seasonality, positive effects from mobile broadband capacity investments and lower Global Services share. The underlying business mix, with a higher share of coverage than capacity projects, including the European network modernization projects, was unchanged and is expected to prevail short-term.

Gradually in 2011, gross margin was negatively impacted by the strategic decision to increase market share in Europe and fully impacted Q411. Average project duration is expected to be 18-24 months.

Ericsson First Quarter Report 2012	2

DAYS SALES OUTSTANDING

INVENTORY DAYS

PAYABLE DAYS

Total operating expenses, including impact from the consolidation of Telcordia, amounted to SEK 14.2 (14.4) b. R&D expenses amounted to SEK 8.0 (8.0) b. and declined QoQ from SEK 8.7 b. Selling and general administrative expenses (SG&A) amounted to SEK 6.2 (6.4) b., representing 12% of sales, same as in Q111. SG&A declined QoQ from SEK 6.8 b.

Other operating income and expenses includes a gain of SEK 7.7 b. related to the divestment of Sony Ericsson.

Operating income, excluding JVs and gain from Sony Ericsson divestment, decreased to SEK 2.8 (6.3) b. due to lower Networks sales and lower gross margin. Operating margin was 5.5% excluding the gain from the divestment of Sony Ericsson and loss in ST-Ericsson.

Ericsson’s share in ST-Ericsson’s income before tax was SEK -1.4 (-0.6) b.

Financial net amounted to SEK 0.0 (0.0) b and increased QoQ from SEK -0.3 b.

Net income improved to SEK 8.8 (4.1) b., due to the gain from divestment of Sony Ericsson.

EPS diluted was SEK 2.76 (1.27). EPS Non-IFRS, excluding the Sony Ericsson gain, was SEK 0.77 (1.61).

Cash flow from operations amounted to SEK 0.7 (-2.9) b., impacted by more projects. Cash conversion was 17% due to project mix and decreases in accounts payable. During the quarter, the Company made an employee contribution to pension trusts of SEK 1.0 b. Cash outlays for restructuring amounted to SEK 0.4 (0.8) b. Cash outlays of SEK 1.2 b. remain to be made.

BALANCE SHEET AND OTHER PERFORMANCE INDICATORS

Trade receivables decreased QoQ to SEK 60.7 (64.5) b. Days sales outstanding (DSO) increased from 91 to 104 days QoQ due to the seasonally lower volumes.

Inventory decreased QoQ by SEK 0.5 b. to SEK 32.5 (33.1) b. Inventory turnover days increased from 78 to 88 days reflecting the higher share of projects. YoY, ITO increased slightly by one day.

Focus remains on improving working capital levels to reach the cash conversion target of 70%.

Goodwill increased SEK 3.8 b. to SEK 31.2 (27.4) b. due to acquisitions.

Cash, cash equivalents and short-term investments amounted to SEK 75.6 (80.5) b. The net cash position decreased QoQ by SEK -2.4 b. to SEK 37.1 (39.5) b. The net effect on cash from divestment of Sony Ericsson, acquisitions of Telcordia and BelAir as well as increased share of LG-Ericsson was SEK -1.7 b.

During the quarter, approximately SEK 1.0 b. of provisions was utilized, of which SEK 0.4 b. related to restructuring. Additions of SEK 1.0 b. were made, of which SEK 0.3 b. related to restructuring. Reversals of SEK 0.4 b. were made.

Total number of employees at the end of the quarter increased to 108,551 (104,525). The total net addition is mainly related to the consolidation of Telcordia and expansion in the global service center in India.

Ericsson First Quarter Report 2012	3

SEGMENT SALES, SEK b.

NETWORKS QUARTERLY SALES, SEK b.

EBITA MARGIN, PERCENT

Segment Results

NETWORKS

SEK b.	Q1 2012	Q1 2011	YoY Change	Q4 2011	QoQ Change
Network sales	27.3	33.2	-18%	33.3	-18%
EBITA margin 1)	9%	20%	—	10%	—
Operating margin	6%	17%	—	8%	—

1)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles.

Organic and FX adjusted sales growth was -18% YoY. In the quarter, business trends from H211 prevailed with cautious operator spending in regions with macro-economic or political uncertainty. QoQ sales were also impacted by seasonality. Sales in CDMA continued to decline and decreased -40% YoY. Demand for HSPA and LTE was good in the quarter, following the increased focus on network performance, especially in North America. India was still impacted by the uncertain regulatory environment and declined YoY and Russia continued its slower development from H211.

In the quarter, the 50th contract for Evolved Packet Core was signed. The Antenna Integrated radio, which is part of the RBS6000 family, is now ready for volume deployment. The number of people covered by commercial LTE networks from Ericsson is 215 million. In total, 325 million people are covered by LTE. The introduction of LTE also drives operators’ interest for investments in core and IMS. The IP application router SSR 8020 is now in commercial operation.

Operating margin was negatively impacted YoY by the underlying business mix with more coverage than capacity projects and the European network modernization projects as well as lower volumes. Profitability was negatively impacted QoQ by lower volumes, however, this was partly offset by mobile broadband capacity investments. This underlying business mix, with higher share of coverage and network modernization projects than capacity projects, is expected to prevail short-term. The impact on profitability from the network modernization projects in Europe is a result of the strategic decision in 2010 to increase market share in Europe. Efficiency activities are ongoing to mitigate these effects.

Ericsson First Quarter Report 2012	4

GLOBAL SERVICES QUARTERLY SALES, SEK b.

EBITA MARGIN, PERCENT

GLOBAL SERVICES

SEK b.	Q1 2012	Q1 2011	YoY Change	Q4 2011	QoQ Change
Global Services sales	20.6	17.4	18%	27.0	-24%
Of which Professional Services	14.9	12.6	18%	18.1	-18%
Of which Managed Services	5.7	4.9	16%	6.0	-6%
Of which Network Rollout	5.7	4.9	18%	8.9	-35%
EBITA margin 1)	7%	7%	—	6%	—
Of which Professional Services	14%	13%	—	14%	—
Of which Network Rollout	-11%	-7%	—	-10%	—
Operating margin	6%	7%	—	6%	—
Of which Professional Services	13%	12%	—	14%	—
Of which Network Rollout	-11%	-7%	—	-10%	—

1)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles.

Global Services continued its good momentum. Organic and FX adjusted sales growth was 14% YoY. The increase was especially good in Professional Services, mainly driven by consulting and systems integration. This growth is due to a number of reasons; the impact from growing data usage on our customers’ business, network and IT environments and increased operator focus on service quality. Operators’ transformation in the voice, IP and OSS/BSS domains in order to reduce OPEX are also driving growth. Also this quarter, Network Rollout sales increased YoY, driven by high volumes of network modernization in Europe and coverage projects in other regions. Managed Services continued its good momentum, reflecting the 23 new contracts signed in Q411.

Global Services operating margin decreased slightly YoY due to increased loss in Network Rollout. Profitability improved in Professional Services YoY, mainly due to continued work with efficiency. Network Rollout continued to be negatively impacted by the network modernization projects in Europe and coverage projects. The margin impact from restructuring charges was 2%-points Q112 for Global Services as well as Professional Services, compared to 1%-point in Q111.

Ericsson now supports networks with more than 2.5 billion subscribers.

Other information	Q1 2012	Full year 2011
No. of signed managed services contracts	9	70
Of which expansions/extensions	4	32
No. of signed significant consulting & systems integration contracts 1)	6	33
Number of subscribers in networks managed by Ericsson, end of period	> 900 m.	900 m.
Of which in network operations contracts	500 m.	500 m.
Number of Ericsson services professionals, end of period	57,000	56,000

1)	In the areas of OSS/BSS, IP, Service Delivery Platforms and data center build projects.

Ericsson First Quarter Report 2012	5

SUPPORT SOLUTIONS QUARTERLY SALES, SEK b.

EBITA MARGIN, PERCENT

SUPPORT SOLUTIONS (PREVIOUSLY MULTIMEDIA)

SEK b.	Q1 2012	Q1 2011	YoY Change	Q4 2011	QoQ Change
Support Solutions sales	3.0	2.3	33%	3.4	-11%
EBITA margin 1)	8%	-7%	—	6%	—
Operating margin	-1%	-15%	—	0%	—

1)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles.

Organic and FX adjusted sales was 12% YoY, driven by good development in TV and multimedia brokering (IPX). The integration of Telcordia is proceeding as planned. Sales from the Telcordia operation are equally split between Support Solutions and Global Services. OSS was flat and BSS had a slow quarter, mainly related to a weaker development in India. Operating margins improved YoY due to increased volumes and cost efficiencies.

Number of subscribers served by our charging and billing solutions were 1.7 billion at end of period.

ST-ERICSSON

USD m.	Q1 2012	Q1 2011	YoY Change	Q4 2011	QoQ Change
Net sales	290	444	-35%	409	-29%
Adjusted operating income 1)	-297	-149	-100%	-207	-43%
Operating income	-326	-178	-83%	-241	-35%
Net income	-312	-178	-75%	-231	-35%

1)	Operating income adjusted for amortization of acquired intangibles and restructuring charges.

ST-Ericsson’s sales decreased substantially as anticipated due to a drop in sales of new products to one of the largest customers, in addition to the usual seasonal effect and continued decline in legacy products. The net debt at the end of the quarter was USD -956 m. Last quarter net debt was USD -798 m. ST-Ericsson is reported in US GAAP and Ericsson’s share in ST-Ericsson’s income before tax, adjusted to IFRS, was SEK -1.4 (-0.6) b. in the quarter. By the end of the quarter, ST-Ericsson had utilized USD 978 m. of a short-term credit facility of USD 1.1 b. granted on a 50/50 basis by the parent companies.

On April 23, 2012, ST-Ericsson announced a new strategic direction with the key components; focused R&D portfolio to deliver world class modems and ModAp systems, partnership signed for application processors, additional measures to accelerate time-to-market and lower break-even point.

Ericsson First Quarter Report 2012	6

Regional Overview

	First quarter 2012				Growth
SEK b.	Networks	Global Services	Support Solutions	Total	YoY	QoQ
North America	7.5	4.7	0.6	12.8	-3%	14%
Latin America	2.1	2.5	0.2	4.8	20%	-31%
Northern Europe and Central Asia	1.2	1.0	0.1	2.3	-32%	-39%
Western and Central Europe	1.5	2.6	0.2	4.3	-10%	-18%
Mediterranean	2.0	2.4	0.2	4.6	-4%	-44%
Middle East	1.3	1.7	0.2	3.2	3%	-39%
Sub-Saharan Africa	1.3	0.8	0.2	2.2	-1%	-32%
India	0.7	0.6	0.1	1.4	-55%	-7%
China and North East Asia	6.3	2.8	0.1	9.2	6%	-16%
South East Asia and Oceania	1.8	1.4	0.1	3.4	9%	-16%
Other	1.7	0.1	1.0	2.9	9%	-14%

Total	27.3	20.6	3.0	51.0	-4%	-20%

Revenue from the acquired Telcordia business operation, consolidated January 2012, is reported 50/50 between segments Global Services and Support Solutions. In the regional dimension, all of the Telcordia sales is reported in the Support Solution segment except for North America where it is split 50/50 between Global Services and Support Solutions. Multimedia brokering (IPX) was previously reported in each region in segment Support Solution. As of Q112 it is part of region “Other” in segment Support Solutions.

North America. Strong HSPA capacity sales and a continued build-out of 4G/LTE coverage more than offset the major decline in CDMA sales. In 2011, the networks business had a strong H1, while sales for mobile infrastructure equipment slowed down in H2 after the initial period with high spending. Services sales increased YoY driven by market share gains and a high level of project executions. Smartphone penetration is now more than 50% in the US market.

Latin America. The YoY increase was driven by services, both network rollout and system integration in OSS/BSS. Sales in Networks showed some growth YoY due to investments in mobile broadband coverage, but also enhancements in 2G. Support Solutions increased due to consolidation of Telcordia.

Northern Europe and Central Asia. Sales of Networks showed a major decrease YoY mainly due to continued slower investments in Russia. LTE rollouts and network modernization projects continued in the Nordics. Global Services increased YoY, mainly related to new managed services contracts. The QoQ decline in Global Services is due to slower rollouts in Russia.

Western and Central Europe. Networks sales were impacted by cautious operator spending, partly offset by network modernization projects. New managed services business is driving the YoY growth in Global Services.

Mediterranean. Networks sales decreased YoY primarily due to cautious operator spending. Network modernization projects continued to be deployed. Global Services sales showed good development YoY, fueled by managed services contracts in Italy and systems integration in Spain.

Middle East. YoY growth was mainly driven by strong sales in Saudi Arabia while business was slower in Turkey. Political unrest is still impacting the region and operators are cautious with infrastructure investments. Services grew strongly, especially in managed services and systems integration as operators are looking into network performance quality and operational efficiencies.

Ericsson First Quarter Report 2012	7

Sub-Saharan Africa. Mobile penetration continued to grow and compared to other regions, build out of voice services (2G) is still the main driver of infrastructure projects. However, in some markets the deployment of mobile broadband has begun. Sales were down YoY despite growth in Networks.

India. Regulatory uncertainty continued with Supreme Court ruling to revoke 122 2G licenses. In Q111, Networks sales were positively impacted by initial 3G rollouts. Operators have a strong focus on cost competitiveness, which has resulted in high interest in reducing their operating expenses. This has generated a growing managed services business. Strong QoQ growth in Support Solutions due to Telcordia consolidation.

China and North East Asia. The YoY increase is mainly related to continued data traffic growth in the region, especially in Japan and Korea. China had a YoY sales decline, primarily a result of good GSM deployments in H111. The QoQ sales decline is due to seasonality. The product mix is changing towards relatively more LTE coverage deployments in some key markets. The increase in Global Services YoY is mainly due to network rollout activities in China, Japan and Korea.

South East Asia and Oceania. Networks sales were positively impacted YoY by National Broadband Network (NBN) LTE deployment in Australia. In Bangladesh and Thailand, operators are planning for 3G spectrum progresses. Global Services showed good growth YoY, also due to the NBN LTE deployment.

Other. Licensing revenues showed stable development YoY. Also sales of cables, power modules and other businesses are included in “Other”. Multimedia brokering (IPX) was previously reported in each region, but from Q112 it is part of “Other”, under Support Solutions.

Market data

GROWTH RATES ARE BASED ON ERICSSON AND MARKET ESTIMATES

	Q1	Q1		FULL YEAR			Ericsson forecast
	2012	2011	Change	2009	2010	2011	2012
Mobile subscriptions, billion	6.2	5.5	12%	4.6	5.3	6.0	6.7
Net additions, million	170	190	-12%	640	700	650	700
Mobile broadband, million 1)	1,100	710	61%	360	620	1,000	1,400
Net additions, million	110	83	32%	150	260	400	450

1)

Mobile broadband includes handsets, tablets and mobile PCs for the following technologies: HSPA, LTE, CDMA2000 EV-DO, TD-SCDMA and WiMAX. Note: due to continuous improvements in reported data from operators, historical subscriptions figures might have changed compared to previously reported, affecting comparison of net additions and total figures. All figures are approximates.

Ericsson First Quarter Report 2012	8

Parent Company Information

Income after financial items was SEK 5.1 (3.1) b. During the quarter, Ericsson completed the divestment of its 50% share in Sony Ericsson. The divestment resulted in a gain of SEK 4.4 b. Other major changes in the Parent Company’s financial position for the quarter include; decreased cash, cash equivalents and short-term investments of SEK 4.2 b., increased current and non-current receivables from subsidiaries of SEK 7.3 b. and decreased current liabilities to subsidiaries of SEK 2.3 b. At the end of the quarter, cash, cash equivalents and short-term investments amounted to SEK 51.9 (56.1) b. By the end of the quarter, ST-Ericsson had utilized USD 489 million of a short-term credit facility.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 2,367,197 shares from treasury stock were sold or distributed to employees during the first quarter. The holding of treasury stock at March 31, 2012, was 60,479,306 Class B shares.

Other Information

DIVESTMENT OF SONY ERICSSON COMPLETED

On February 16, 2012, Ericsson announced the completion of the divestment of its 50% stake in Sony Ericsson Mobile Communications to Sony. The agreed cash consideration for the transaction is EUR 1.05 billion. The deal includes a broad IP cross-licensing agreement.

ACQUISITION OF BELAIR

On February 21, 2012, Ericsson announced the intention to acquire 100% of North American carrier grade WiFi company BelAir Networks. The company is based in Canada and has approximately 120 employees.

ACQUISITION OF TECHNICOLOR’S BROADCAST SERVICES DIVISION

On March 13, 2012, Ericsson announced the submission of a binding offer to acquire the broadcast services division of Technicolor. The purchase price is EUR 19 million and a potential earn-out based on 2015 revenues of the broadcast services activity of up to EUR 9 million. The acquisition brings about 900 skilled employees and playout operations in France, UK and in the Netherlands. The closing of the acquisition is subject to relevant customary regulatory administrative approvals and consultations.

INCREASED OWNERSHIP IN LG-ERICSSON

On March 22, 2012, Ericsson announced it has acquired additional shares in LG-Ericsson and now holds 75% of the total shares. Before the purchase, Ericsson held 50% of the shares plus one share. LG-Ericsson is a joint venture between LG Electronics and Ericsson. LG-Ericsson is headquartered in Seoul, Republic of Korea. The joint venture is fully consolidated by Ericsson, since Ericsson acquired Nortel’s part of the company in July 2010.

Ericsson First Quarter Report 2012	9

ASSESSMENT OF RISK ENVIRONMENT

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2011. Compared to the risks described in the Annual Report 2011, no material, new or changed risk factors or uncertainties have been identified in the quarter.

Risk factors and uncertainties in focus during the forthcoming nine-month period for the Parent Company and the Ericsson Group include:

•

Potential negative effects on operators’ willingness to invest in network development due to a increased uncertainty in the financial markets and a weak economic business environment as well as uncertainty regarding the financial stability of suppliers, for example due to lack of financing, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•	Effects on gross margins and/or working capital of the product mix in the Networks segment between sales of software, upgrades and extensions as well as break-in contracts;

•	Effects on gross margins of the product mix in the Global Services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs;

•	A continued volatile sales pattern in the Support Solutions segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	Results and capital need of our major joint venture ST-Ericsson;

•	Changes in foreign exchange rates, in particular USD and EUR;

•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

•	Natural disasters, effecting production, supply and transportation.

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for business ethics and conduct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime. Stockholm, April 25, 2012

Telefonaktiebolaget LM Ericsson (publ)

Hans Vestberg, President and CEO

Date for next report: July 18, 2012

Ericsson First Quarter Report 2012	10

Auditors’ Review Report

We have reviewed this report for the period January 1, 2012, to March 31, 2012, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this financial information in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this financial information based on our review.

We conducted our review in accordance with the Swedish Standard on Review Engagements SÖG 2410, Review of Interim Report Performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (ISA) and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, April 25, 2012

PricewaterhouseCoopers AB

Peter Nyllinge	Johan Engstam

Authorized Public Accountant	Authorized Public Accountant
Auditor in Charge

Ericsson First Quarter Report 2012	11

Editor’s Note

To read the complete report with tables, please go to: www.ericsson.com/res/investors/docs/q-reports/2012/3month12-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), April 25, 2012. An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

Video material will be published during the day on www.ericsson.com/broadcast_room

For Further Information, Please Contact

Helena Norrman, Senior Vice President, Communications

Phone: +46 10 719 3472

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

INVESTORS	MEDIA

Åse Lindskog, Vice President,	Ola Rembe, Vice President,
Head of Investor and Analyst Relations	Head of Corporate Public & Media
Phone: +46 10 719 9725	Relations
+46 730 244 872	Phone: +46 10 719 9727
E-mail: investor.relations@ericsson.com	+46 730 244 873
E-mail: media.relations@ericsson.com
Stefan Jelvin, Director,
Investor Relations	Corporate Public & Media Relations
Phone: +46 10 714 2039	Phone: +46 10 719 69 92
E-mail: investor.relations@ericsson.com	E-mail: media.relations@ericsson.com

Åsa Konnbjer, Director,	Telefonaktiebolaget LM Ericsson (publ)
Investor Relations	Org. number: 556016-0680
Phone: +46 10 713 3928	Torshamnsgatan 23
E-mail: investor.relations@ericsson.com	SE-164 83 Stockholm
Phone: +46 10 719 0000
Rikard Tunedal, Director,	www.ericsson.com
Investor Relations
Phone: +46 10 714 5400
E-mail: investor.relations@ericsson.com

Ericsson First Quarter Report 2012	12

Safe Harbor Statement of Ericsson under the US Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson First Quarter Report 2012	13

Financial Statements and Additional Information

Ericsson First Quarter Report 2012	14

CONSOLIDATED INCOME STATEMENT

	Jan - Mar			Jan - Dec
SEK million	2011	2012	Change	2011

Net sales	52,966	50,974	-4%	226,921
Cost of sales	-32,578	-33,985	4%	-147,200

Gross income	20,388	16,989	-17%	79,721
Gross margin (%)	38.5%	33.3%		35.1%

Research and development expenses	-7,991	-8,016	0%	-32,638
Selling and administrative expenses	-6,441	-6,232	-3%	-26,683

Operating expenses	-14,432	-14,248	-1%	-59,321

Other operating income and expenses1)	343	7,749		1,278

Operating income before shares in earnings of JV and associated companies	6,299	10,490	67%	21,678
Operating margin before shares in earnings of JV and associated companies (%)	11.9%	20.6%		9.6%

Shares in earnings of JV and associated companies	-468	-1,403	200%	-3,778

Operating income	5,831	9,087	56%	17,900

Financial income	302	262	-13%	2,882
Financial expenses	-306	-273	-11%	-2,661

Income after financial items	5,827	9,076	56%	18,121

Taxes	-1,747	-272		-5,552
Net income	4,080	8,804	116%	12,569

Net income attributable to:
-Stockholders of the Parent Company	4,103	8,950		12,194
-Non-controlling interests	-23	-146		375

Other information
Average number of shares, basic (million)	3,202	3,212		3,206
Earnings per share, basic (SEK) 2)	1.28	2.79		3.80
Earnings per share, diluted (SEK) 2)	1.27	2.76		3.77

STATEMENT OF COMPREHENSIVE INCOME

	Jan - Mar		Jan -Dec
SEK million	2011	2012	2011

Net income	4,080	8,804	12,569

Other comprehensive income
Actuarial gains and losses, and the effect of the asset ceiling, related to pensions	388	436	-6,963
Revaluation of other investments in shares and participations
Fair value remeasurement	-1	—	—

Cash flow hedges
Gains/losses arising during the period	1,624	785	996
Reclassification adjustments for gains/losses included in profit or loss	-921	-213	-2,028
Adjustments for amounts transferred to initial carrying amount of hedged items	—	92	—
Changes in cumulative translation adjustments	-3,417	-2,004	-964
Share of other comprehensive income on JV and associated companies	-744	-52	-262
Tax on items relating to components of other comprehensive income	-222	-392	2,158
Total other comprehensive income	-3,293	-1,348	-7,063

Total comprehensive income	787	7,456	5,506

Total comprehensive income attributable to:
Stockholders of the Parent Company	906	7,650	5,081
Non-controlling interests	-119	-194	425

1)	Includes gain on sale of Sony Ericsson SEK 7,691 million in Q1 2012
2)	Based on Net income attributable to stockholders of the Parent Company

Ericsson First Quarter Report 2012, April 25 2012	15

CONSOLIDATED BALANCE SHEET

SEK million	Dec 31 2011	Mar 31 2012
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	3,523	3,529
Goodwill	27,438	31,245
Intellectual property rights, brands and other intangible assets	13,083	17,263

Property, plant and equipment	10,788	11,268

Financial assets
Equity in JV and associated companies	5,965	3,271
Other investments in shares and participations	2,199	2,122
Customer financing, non-current	1,400	1,139
Other financial assets, non-current	4,117	5,747

Deferred tax assets	13,020	13,231

	81,533	88,815

Current assets
Inventories	33,070	32,546

Trade receivables	64,522	60,695
Customer financing, current	2,845	2,798
Other current receivables	17,837	20,333
Short-term investments 1)	41,866	44,992
Cash and cash equivalents	38,676	30,638

	198,816	192,002

Total assets	280,349	280,817

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	143,105	150,506
Non-controlling interest in equity of subsidiaries	2,165	1,962

	145,270	152,468

Non-current liabilities
Post-employment benefits	10,016	9,339
Provisions, non-current	280	208
Deferred tax liabilities	2,250	3,749
Borrowings, non-current	23,256	22,969
Other non-current liabilities	2,248	2,590

	38,050	38,855

Current liabilities
Provisions, current	5,985	5,722
Borrowings, current	7,765	6,229
Trade payables	25,309	22,283
Other current liabilities	57,970	55,260

	97,029	89,494

Total equity and liabilities	280,349	280,817

Of which interest-bearing liabilities and post-employment benefits	41,037	38,537

Of which net cash	39,505	37,093

Assets pledged as collateral	452	403
Contingent liabilities	609	581

1)	Including loan to ST-Ericsson of SEK 3,241 (2,759) million

Ericsson First Quarter Report 2012, April 25 2012	16

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan - Mar		Jan - Dec
SEK million	2011	2012	2011

Operating activities
Net income	4,080	8,804	12,569
Adjustments to reconcile net income to cash
Taxes	721	-1,118	1,994
Earnings/dividends in JV and associated companies	452	1,290	3,710
Depreciation, amortization and impairment losses	2,209	2,315	9,036
Other	-1,201	-7,022	-2,127

	6,261	4,269	25,182

Changes in operating net assets
Inventories	-3,462	-59	-3,243
Customer financing, current and non-current	196	282	74
Trade receivables	-1,610	3,722	-1,700
Trade payables	-255	-2,713	-1,648
Provisions and post-employment benefits	-752	-1,771	-5,695
Other operating assets and liabilities, net	-3,284	-2,999	-2,988

	-9,167	-3,538	-15,200

Cash flow from operating activities	-2,906	731	9,982

Investing activities
Investments in property, plant and equipment	-980	-1,648	-4,994
Sales of property, plant and equipment	97	309	386
Acquisitions/divestments of subsidiaries and other operations, net 1)	-455	-1,730	-3,128
Product development	-269	-251	-1,515
Other investing activities	179	195	-900
Short-term investments	3,706	-3,999	14,692

Cash flow from investing activities	2,278	-7,124	4,541

Cash flow before financing activities	-628	-6,393	14,523

Financing activities
Dividends paid	—	—	-7,455
Other financing activities	1,240	-1,318	961

Cash flow from financing activities	1,240	-1,318	-6,494

Effect of exchange rate changes on cash	-720	-327	-217

Net change in cash	-108	-8,038	7,812

Cash and cash equivalents, beginning of period	30,864	38,676	30,864

Cash and cash equivalents, end of period	30,756	30,638	38,676

1)	Includes payment of external loan of SEK -6.2 b. attributable to the acquisition of Telcordia in Q1 2012

Ericsson First Quarter Report 2012, April 25 2012	17

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

SEK million	Jan - Mar 2011	Jan - Mar 2012	Jan - Dec 2011
Opening balance	146,785	145,270	146,785
Total comprehensive income	787	7,456	5,506
Sale/Repurchase of own shares	23	17	92
Stock purchase	107	108	413
Dividends paid	—	—	-7,455
Transactions with non-controlling interests	—	-384	-71

Closing balance	147,702	152,467	145,270

Ericsson First Quarter Report 2012, April 25 2012	18

CONSOLIDATED INCOME STATEMENT – ISOLATED QUARTERS

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Net sales	52,966	54,770	55,518	63,667	50,974
Cost of sales	-32,578	-34,064	-36,095	-44,463	-33,985

Gross income	20,388	20,706	19,423	19,204	16,989
Gross margin (%)	38.5%	37.8%	35.0%	30.2%	33.3%

Research and development expenses	-7,991	-8,108	-7,824	-8,715	-8,016
Selling and administrative expenses	-6,441	-7,741	-5,664	-6,837	-6,232

Operating expenses	-14,432	-15,849	-13,488	-15,552	-14,248

Other operating income and expenses 1)	343	166	366	403	7,749

Operating income before shares in earnings of JV and associated companies	6,299	5,023	6,301	4,055	10,490

Operating margin before shares in earnings of JV and associated companies (%)	11.9%	9.2%	11.3%	6.4%	20.6%

Shares in earnings of JV and associated companies	-468	-771	-640	-1,899	-1,403

Operating income	5,831	4,252	5,661	2,156	9,087

Financial income	302	977	1,198	405	262
Financial expenses	-306	-636	-987	-732	-273

Income after financial items	5,827	4,593	5,872	1,829	9,076

Taxes	-1,747	-1,377	-2,090	-338	-272

Net income	4,080	3,216	3,782	1,491	8,804

Net income attributable to:
- Stockholders of the Parent Company	4,103	3,116	3,821	1,154	8,950
- Non-controlling interests	-23	100	-39	337	-146

Other information
Average number of shares, basic (million)	3,202	3,204	3,207	3,209	3,212
Earnings per share, basic (SEK) 2)	1.28	0.97	1.19	0.36	2.79
Earnings per share, diluted (SEK) 2)	1.27	0.96	1.18	0.36	2.76

1)	Includes gain on sale of Sony Ericsson SEK 7,691 million in Q1 2012
2)	Based on Net income attributable to stockholders of the Parent Company

Ericsson First Quarter Report 2012, April 25 2012	19

CONSOLIDATED STATEMENT OF CASH FLOWS – ISOLATED QUARTERS

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Operating activities
Net income	4,080	3,216	3,782	1,491	8,804
Adjustments to reconcile net income to cash
Taxes	721	-29	550	752	-1,118
Earnings/dividends in JV and associated companies	452	783	658	1,817	1,290
Depreciation, amortization and impairment losses	2,209	2,172	2,227	2,428	2,315
Other	-1,201	-1,107	-291	472	-7,022

Net income affecting cash	6,261	5,035	6,926	6,960	4,269

Changes in operating net assets
Inventories	-3,462	-2,370	-2,619	5,208	-59
Customer financing, current and non-current	196	195	-607	290	282
Trade receivables	-1,610	2,114	-2,769	565	3,722
Trade payables	-255	-834	-805	246	-2,713
Provisions and post-employment benefits	-752	-485	-2,180	-2,278	-1,771
Other operating assets and liabilities, net	-3,284	2,126	3,694	-5,524	-2,999

	-9,167	746	-5,286	-1,493	-3,538

Cash flow from operating activities	-2,906	5,781	1,640	5,467	731

Investing activities
Investments in property, plant and equipment	-980	-1,196	-1,294	-1,524	-1,648
Sales of property, plant and equipment	97	58	59	172	309
Acquisitions/divestments of subsidiaries and other operations, net 1)	-455	-507	-1,931	-235	-1,730
Product development	-269	-429	-257	-560	-251
Other investing activities	179	-100	-769	-210	195
Short-term investments	3,706	3,196	9,323	-1,533	-3,999

Cash flow from investing activities	2,278	1,022	5,131	-3,890	-7,124

Cash flow before financing activities	-628	6,803	6,771	1,577	-6,393

Financing activities
Dividends paid	—	-7,209	-241	-5	—
Other financing activities	1,240	-1,097	-10	828	-1,318

Cash flow from financing activities	1,240	-8,306	-251	823	-1,318

Effect of exchange rate changes on cash	-720	211	278	14	-327

Net change in cash	-108	-1,292	6,798	2,414	-8,038

Cash and cash equivalents, beginning of period	30,864	30,756	29,464	36,262	38,676

Cash and cash equivalents, end of period	30,756	29,464	36,262	38,676	30,638

1)	Includes payment of external loan of SEK -6.2 b. attributable to the acquisition of Telcordia in Q1 2012

Ericsson First Quarter Report 2012, April 25 2012	20

PARENT COMPANY INCOME STATEMENT

	Jan - Mar		Jan - Dec
SEK million	2011	2012	2011

Net sales	—	—	—
Cost of sales	—	—	—

Gross income	—	—	—

Operating expenses	-419	-147	-2,121
Other operating income and expenses	746	561	3,184

Operating income	327	414	1,063

Financial net	2,767	4,720	3,328

Income after financial items	3,094	5,134	4,391

Transfers to (-) / from untaxed reserves	—	—	339
Taxes	-130	-109	-103

Net income	2,964	5,025	4,627

STATEMENT OF COMPREHENSIVE INCOME

	Jan - Mar		Jan - Dec
SEK million	2011	2012	2011

Net income	2,964	5,025	4,627

Cash flow hedges
Gains/losses arising during the period	—	-64	203
Adjustments for amounts transferred to initial carrying amount of hegded items	—	-139	—
Tax on items reported directly in or transferred from equity	—	—	—
Other comprehensive income	—	-203	203

Total comprehensive income	2,964	4,822	4,830

PARENT COMPANY BALANCE SHEET

	Dec 31	Mar 31
SEK million	2011	2012

ASSETS
Fixed assets
Intangible assets	1,088	1,027
Tangible assets	491	479
Financial assets	103,663	108,422

	105,242	109,928

Current assets
Inventories	61	50
Receivables 1)	23,327	24,110
Short-term investments	38,852	41,470
Cash and cash equivalents	17,288	10,492

	79,528	76,122

Total assets	184,770	186,050

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	47,859	47,859
Non-restricted equity	40,720	45,561

	88,579	93,420

Untaxed reserves	676	676

Provisions	651	1,156

Non-current liabilities	48,373	48,185

Current liabilities	46,491	42,613

Total stockholders’ equity, provisions and liabilities	184,770	186,050

Assets pledged as collateral	452	403
Contingent liabilities	18,518	16,023

1)	Including loan to ST-Ericsson of SEK 3,241 (2,759) million.

Ericsson First Quarter Report 2012, April 25 2012	21

Accounting Policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee, (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2011, and should be read in conjunction with that annual report.

As from January 1, 2012, the Company has applied the following new or amended IFRSs and IFRICs:

•	Amendment to IAS 12, income taxes: on deferred tax: recovery of underlying assets (not yet endorsed by the EU)

•	Amendments to IFRS 7, Financial instruments Disclosures: Transfers of Financial Assets

None of the new or amended standards and interpretations has had any significant impact on the financial result or position of the Company. There is no difference between IFRS effective as per March 31, 2012 and IFRS as endorsed by the EU, except for IAS 12 above.

Ericsson First Quarter Report 2012, April 25 2012	22

NET SALES BY SEGMENT BY QUARTER

Segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, thus their sales are not included.

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Networks	33,249	33,360	32,506	33,280	27,314
Global Services	17,435	19,036	20,438	26,975	20,631
Of which Professional Services	12,571	13,463	14,719	18,081	14,884
Of which Managed Services	4,924	4,724	5,304	6,046	5,708
Of which Network Rollout	4,864	5,573	5,719	8,894	5,747
Support Solutions	2,282	2,374	2,574	3,412	3,029

Total	52,966	54,770	55,518	63,667	50,974

	2011				2012
Sequential change, percent	Q1	Q2	Q3	Q4	Q1
Networks	-9%	0%	-3%	2%	-18%
Global Services	-24%	9%	7%	32%	-24%
Of which Professional Services	-25%	7%	9%	23%	-18%
Of which Managed Services	-8%	-4%	12%	14%	-6%
Of which Network Rollout	-21%	15%	3%	56%	-35%
Support Solutions	-34%	4%	8%	33%	-11%

Total	-16%	3%	1%	15%	-20%

	2011				2012
Year over year change, percent	Q1	Q2	Q3	Q4	Q1
Networks	35%	31%	25%	-9%	-18%
Global Services	-4%	-5%	7%	18%	18%
Of which Professional Services	-5%	-9%	7%	8%	18%
Of which Managed Services	1%	-16%	1%	13%	16%
Of which Network Rollout	0%	6%	7%	44%	18%
Support Solutions	-1%	-2%	11%	-2%	33%

Total	17%	14%	17%	1%	-4%

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Networks	33,249	66,609	99,115	132,395	27,314
Global Services	17,435	36,471	56,909	83,884	20,631
Of which Professional Services	12,571	26,034	40,753	58,834	14,884
Of which Managed Services	4,924	9,648	14,952	20,998	5,708
Of which Network Rollout	4,864	10,437	16,156	25,050	5,747
Support Solutions	2,282	4,656	7,230	10,642	3,029

Total	52,966	107,736	163,254	226,921	50,974

Year to date,	2011				2012
year over year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Networks	35%	33%	30%	17%	-18%
Global Services	-4%	-4%	-1%	5%	18%
Of which Professional Services	-5%	-7%	-3%	1%	18%
Of which Managed Services	1%	-8%	-5%	-1%	16%
Of which Network Rollout	0%	3%	5%	16%	18%
Support Solutions	-1%	-2%	3%	1%	33%

Total	17%	16%	16%	12%	-4%

SALES GROWTH FOR COMPARABLE UNITS, ADJUSTED FOR CURRENCY EFFECTS AND HEDGING

2012
Sequential change, percent	Q1
Networks	-19%
Global Services	-25%
Support Solutions	-25%

Total	-22%

Isolated quarter,	2012
Year over year change, percent	Q1
Networks	-18%
Global Services	14%
Support Solutions	12%

Total	-6%

Year to date,	2012
year over year change, percent	Jan - Mar
Networks	-18%
Global Services	14%
Support Solutions	12%

Total	-6%

Ericsson First Quarter Report 2012, April 25 2012	23

OPERATING INCOME BY SEGMENT BY QUARTER

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Networks	5,744	4,599	4,277	2,675	1,649
Global Services	1,146	1,030	1,757	1,611	1,267
Of which Professional Services	1,486	1,661	2,023	2,498	1,908
Of which Network Rollout	-340	-631	-266	-887	-641
Support Solutions	-338	-267	90	11	-28
Unallocated 1)	-228	-204	164	-233	-97

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	6,324	5,158	6,288	4,064	2,791

Sony Ericsson 2)	71	-208	75	-1,137	7,691
ST-Ericsson	-564	-698	-702	-771	-1,395

Subtotal Sony Ericsson and ST-Ericsson	-493	-906	-627	-1,908	6,296

Total	5,831	4,252	5,661	2,156	9,087

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Networks	5,744	10,343	14,620	17,295	1,649
Global Services	1,146	2,176	3,933	5,544	1,267
Of which Professional Services	1,486	3,147	5,170	7,668	1,908
Of which Network Rollout	-340	-971	-1,237	-2,124	-641
Support Solutions	-338	-605	-515	-504	-28
Unallocated 1)	-228	-432	-268	-501	-97

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	6,324	11,482	17,770	21,834	2,791

Sony Ericsson 2)	71	-137	-62	-1,199	7,691
ST-Ericsson	-564	-1,262	-1,964	-2,735	-1,395

Subtotal Sony Ericsson and ST-Ericsson	-493	-1,399	-2,026	-3,934	6,296

Total	5,831	10,083	15,744	17,900	9,087

OPERATING MARGIN BY SEGMENT BY QUARTER

	2011				2012
As percentage of net sales, isolated quarters	Q1	Q2	Q3	Q4	Q1
Networks	17%	14%	13%	8%	6%
Global Services	7%	5%	9%	6%	6%
Of which Professional Services	12%	12%	14%	14%	13%
Of which Network Rollout	-7%	-11%	-5%	-10%	-11%
Support Solutions	-15%	-11%	3%	0%	-1%

Subtotal excluding Sony Ericsson and ST-Ericsson	12%	9%	11%	6%	5%

	2011				2012
As percentage of net sales, Year to date	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Networks	17%	16%	15%	13%	6%
Global Services	7%	6%	7%	7%	6%
Of which Professional Services	12%	12%	13%	13%	13%
Of which Network Rollout	-7%	-9%	-8%	-8%	-11%
Support Solutions	-15%	-13%	-7%	-5%	-1%

Subtotal excluding Sony Ericsson and ST-Ericsson	12%	11%	11%	10%	5%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses
2)	Gain on sale of Sony Ericsson in SEK 7,691 million in Q1 2012

Ericsson First Quarter Report 2012, April 25 2012	24

EBITA BY SEGMENT BY QUARTER

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Networks	6,571	5,417	5,123	3,437	2,343
Global Services	1,278	1,150	1,867	1,720	1,464
Of which Professional Services	1,597	1,760	2,111	2,583	2,086
Of which Network Rollout	-319	-610	-244	-863	-622
Support Solutions	-163	-93	270	195	236
Unallocated 1)	-226	-204	165	-203	-96

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	7,460	6,270	7,425	5,149	3,947

Sony Ericsson 2)	71	-208	75	-1,137	7,691
ST-Ericsson	-564	-698	-702	-771	-1,395
Subtotal Sony Ericsson and ST-Ericsson	-493	-906	-627	-1,908	6,296

Total	6,967	5,364	6,798	3,241	10,243

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Networks	6,571	11,988	17,111	20,548	2,343
Global Services	1,278	2,428	4,295	6,015	1,464
Of which Professional Services	1,597	3,357	5,468	8,051	2,086
Of which Network Rollout	-319	-929	-1,173	-2,036	-622
Support Solutions	-163	-256	14	209	236
Unallocated 1)	-226	-430	-265	-468	-96

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	7,460	13,730	21,155	26,304	3,947

Sony Ericsson 2)	71	-137	-62	-1,199	7,691
ST-Ericsson	-564	-1,262	-1,964	-2,735	-1,395
Subtotal Sony Ericsson and ST-Ericsson	-493	-1,399	-2,026	-3,934	6,296

Total	6,967	12,331	19,129	22,370	10,243

EBITA MARGIN BY SEGMENT BY QUARTER

	2011				2012
As percentage of net sales, isolated quarters	Q1	Q2	Q3	Q4	Q1
Networks	20%	16%	16%	10%	9%
Global Services	7%	6%	9%	6%	7%
Of which Professional Services	13%	13%	14%	14%	14%
Of which Network Rollout	-7%	-11%	-4%	-10%	-11%
Support Solutions	-7%	-4%	11%	6%	8%

Subtotal excluding Sony Ericsson and ST-Ericsson	14%	11%	13%	8%	8%

	2011				2012
As percentage of net sales, Year to date	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Networks	20%	18%	17%	16%	9%
Global Services	7%	7%	8%	7%	7%
Of which Professional Services	13%	13%	13%	14%	14%
Of which Network Rollout	-7%	-9%	-7%	-8%	-11%
Support Solutions	-7%	-6%	0%	2%	8%

Subtotal excluding Sony Ericsson and ST-Ericsson	14%	13%	13%	12%	8%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses
2)	Gain on sale of Sony Ericsson in SEK 7,691 million in Q1 2012

Ericsson First Quarter Report 2012, April 25 2012	25

NET SALES BY REGION BY QUARTER

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
North America	13,162	12,324	12,096	11,203	12,775
Latin America	4,015	4,927	6,012	7,028	4,822
Northern Europe & Central Asia 1) 2)	3,365	4,552	3,527	3,781	2,292
Western & Central Europe 2)	4,806	4,342	4,612	5,270	4,306
Mediterranean 2)	4,799	5,543	5,225	8,240	4,620
Middle East	3,070	3,546	3,650	5,195	3,157
Sub Saharan Africa	2,212	2,214	2,519	3,218	2,200
India	3,169	2,798	2,273	1,522	1,421
China & North East Asia	8,633	9,025	9,662	10,889	9,154
South East Asia & Oceania	3,108	3,033	3,720	4,009	3,374
Other 1) 2)	2,627	2,466	2,222	3,312	2,853

Total	52,966	54,770	55,518	63,667	50,974

1) Of which Sweden	927	1,103	944	908	834
2) Of which EU	10,020	10,317	10,195	13,428	9,502

	2011				2012
Sequential change, percent	Q1	Q2	Q3	Q4	Q1
North America	-6%	-6%	-2%	-7%	14%
Latin America	-34%	23%	22%	17%	-31%
Northern Europe & Central Asia 1) 2)	-30%	35%	-23%	7%	-39%
Western & Central Europe 2)	-19%	-10%	6%	14%	-18%
Mediterranean 2)	-31%	16%	-6%	58%	-44%
Middle East	-34%	16%	3%	42%	-39%
Sub Saharan Africa	9%	0%	14%	28%	-32%
India	11%	-12%	-19%	-33%	-7%
China & North East Asia	-9%	5%	7%	13%	-16%
South East Asia & Oceania	-21%	-2%	23%	8%	-16%
Other 1) 2)	25%	-6%	-10%	49%	-14%

Total	-16%	3%	1%	15%	-20%

1) Of which Sweden	-21%	19%	-14%	-4%	-8%
2) Of which EU	-20%	3%	-1%	32%	-29%

	2011				2012
Year-over-year change, percent	Q1	Q2	Q3	Q4	Q1
North America	39%	-6%	-6%	-20%	-3%
Latin America	1%	17%	64%	16%	20%
Northern Europe & Central Asia 1) 2)	46%	70%	49%	-22%	-32%
Western & Central Europe 2)	-8%	-2%	7%	-11%	-10%
Mediterranean 2)	-5%	-2%	4%	19%	-4%
Middle East	-22%	-7%	34%	12%	3%
Sub Saharan Africa	-9%	-25%	40%	59%	-1%
India	38%	107%	7%	-46%	-55%
China & North East Asia	74%	96%	39%	15%	6%
South East Asia & Oceania	-12%	-17%	-3%	2%	9%
Other 1) 2)	37%	49%	19%	57%	9%

Total	17%	14%	17%	1%	-4%

1) Of which Sweden	-11%	11%	-8%	-22%	-10%
2) Of which EU	-9%	-1%	5%	7%	-5%

Ericsson First Quarter Report 2012, April 25 2012	26

NET SALES BY REGION BY QUARTER (continued)

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
North America	13,162	25,486	37,582	48,785	12,775
Latin America	4,015	8,942	14,954	21,982	4,822
Northern Europe & Central Asia 1) 2)	3,365	7,917	11,444	15,225	2,292
Western & Central Europe 2)	4,806	9,148	13,760	19,030	4,306
Mediterranean2)	4,799	10,342	15,567	23,807	4,620
Middle East	3,070	6,616	10,266	15,461	3,157
Sub Saharan Africa	2,212	4,426	6,945	10,163	2,200
India	3,169	5,967	8,240	9,762	1,421
China & North East Asia	8,633	17,658	27,320	38,209	9,154
South East Asia & Oceania	3,108	6,141	9,861	13,870	3,374
Other 1) 2)	2,627	5,093	7,315	10,627	2,853

Total	52,966	107,736	163,254	226,921	50,974

1) Of which Sweden	927	2,030	2,974	3,882	834
2) Of which EU	10,020	20,337	30,532	43,960	9,502

Year to date,	2011				2012
year-over-year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
North America	39%	13%	6%	-1%	-3%
Latin America	1%	10%	26%	23%	20%
Northern Europe & Central Asia1) 2)	46%	59%	56%	25%	-32%
Western & Central Europe2)	-8%	-5%	-1%	-4%	-10%
Mediterranean2)	-5%	-3%	-1%	5%	-4%
Middle East	-22%	-15%	-2%	2%	3%
Sub Saharan Africa	-9%	-18%	-3%	11%	-1%
India	38%	63%	42%	13%	-55%
China & North East Asia	74%	85%	66%	47%	6%
South East Asia & Oceania	-12%	-14%	-10%	-7%	9%
Other1) 2)	37%	43%	35%	41%	9%

Total	17%	16%	16%	12%	-4%

1) Of which Sweden	-11%	-1%	-3%	-8%	-10%
2) Of which EU	-9%	-5%	-2%	1%	-5%

TOP 5 COUNTRIES IN SALES

	Jan-Mar	Jan-Mar
Country	2011	2012
United States	24%	24%
Japan	8%	9%
China	6%	5%
Korea, Republic of	3%	4%
Italy	3%	3%

Ericsson First Quarter Report 2012, April 25 2012	27

NET SALES BY REGION BY SEGMENT

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

Revenue from Telcordia is reported 50/50 between Segments Global Services and Support Solutions. In the regional dimension, all of Telcordia sales is reported in Support Solutions, except for North America where it is split 50/50. Multimedia brokering (IPX) was previously reported in each region in Segment Support Solutions, from Q112 it is part of region “Other” in Segment Support Solutions.

Isolated quarter	Q1, SEK million				Accumulated Jan - Mar 2012, SEK million
2012	Networks	Global Services	Support Solutions	Total	Networks	Global Services	Support Solutions	Total
North America	7,485	4,702	588	12,775	7,485	4,702	588	12,775
Latin America	2,064	2,524	234	4,822	2,064	2,524	234	4,822
Northern Europe & Central Asia	1,192	1,020	80	2,292	1,192	1,020	80	2,292
Western & Central Europe	1,535	2,576	195	4,306	1,535	2,576	195	4,306
Mediterranean	2,026	2,424	170	4,620	2,026	2,424	170	4,620
Middle East	1,317	1,652	188	3,157	1,317	1,652	188	3,157
Sub Saharan Africa	1,257	793	150	2,200	1,257	793	150	2,200
India	660	623	138	1,421	660	623	138	1,421
China & North East Asia	6,280	2,752	122	9,154	6,280	2,752	122	9,154
South East Asia & Oceania	1,820	1,418	136	3,374	1,820	1,418	136	3,374
Other	1,678	147	1,028	2,853	1,678	147	1,028	2,853

Total	27,314	20,631	3,029	50,974	27,314	20,631	3,029	50,974
Share of Total	54%	40%	6%	100%	54%	40%	6%	100%

	Q1 2012
Sequential change, percent	Networks	Global Services	Support Solutions	Total
North America	49%	-18%	29%	14%
Latin America	-37%	-26%	-27%	-31%
Northern Europe & Central Asia	-26%	-50%	-38%	-39%
Western & Central Europe	-28%	-10%	-33%	-18%
Mediterranean	-46%	-39%	-68%	-44%
Middle East	-45%	-28%	-62%	-39%
Sub Saharan Africa	-34%	-26%	-36%	-32%
India	2%	-23%	116%	-7%
China & North East Asia	-15%	-17%	-47%	-16%
South East Asia & Oceania	-17%	-12%	-36%	-16%
Other	-44%	-201%	129%	-14%

Total	-18%	-24%	-11%	-20%

	Q1 2012
Year over year change, percent	Networks	Global Services	Support Solutions	Total
North America	-18%	22%	137%	-3%
Latin America	3%	40%	10%	20%
Northern Europe & Central Asia	-50%	22%	-37%	-32%
Western & Central Europe	-29%	6%	-11%	-10%
Mediterranean	-10%	7%	-39%	-4%
Middle East	-21%	29%	48%	3%
Sub Saharan Africa	5%	-6%	-14%	-1%
India	-71%	-12%	-23%	-55%
China & North East Asia	-3%	34%	9%	6%
South East Asia & Oceania	6%	16%	-15%	9%
Other	-17%	-13%	134%	9%

Total	-18%	18%	33%	-4%

	Jan - Mar 2012
Year over year change, percent	Networks	Global Services	Support Solutions	Total
North America	-18%	22%	137%	-3%
Latin America	3%	40%	10%	20%
Northern Europe & Central Asia	-50%	22%	-37%	-32%
Western & Central Europe	-29%	6%	-11%	-10%
Mediterranean	-10%	7%	-39%	-4%
Middle East	-21%	29%	48%	3%
Sub Saharan Africa	5%	-6%	-14%	-1%
India	-71%	-12%	-23%	-55%
China & North East Asia	-3%	34%	9%	6%
South East Asia & Oceania	6%	16%	-15%	9%
Other	-17%	-13%	134%	9%

Total	-18%	18%	33%	-4%

Ericsson First Quarter Report 2012, April 25 2012	28

PROVISIONS

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Opening balance	9,744	9,529	9,335	8,065	6,265
Additions	1,304	2,032	633	838	1,003
Utilization/Cash out	-1,091	-1,908	-1,464	-1,524	-980
Of which restructuring	-762	-1,220	-747	-494	-401
Reversal of excess amounts	-88	-451	-556	-824	-370
Reclassification, translation difference and other	-340	133	117	-290	12

Closing balance	9,529	9,335	8,065	6,265	5,930

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Opening balance	9,744	9,744	9,744	9,744	6,265
Additions	1,304	3,336	3,969	4,807	1,003
Utilization/Cash out	-1,091	-2,999	-4,463	-5,987	-980
Of which restructuring	-762	-1,982	-2,729	-3,223	-401
Reversal of excess amounts	-88	-539	-1,095	-1,919	-370
Reclassification, translation difference and other	-340	-207	-90	-380	12

Closing balance	9,529	9,335	8,065	6,265	5,930

NUMBER OF EMPLOYEES

	2011				2012
End of period	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31
North America	13,531	14,553	14,782	14,801	16,281
Latin America	7,394	9,875	10,315	11,191	11,538
Northern Europe & Central Asia 1)	21,339	21,451	21,083	20,987	21,341
Western & Central Europe	10,629	10,518	10,601	10,806	10,900
Mediterranean	10,907	11,069	11,521	11,645	11,858
Middle East	4,057	4,160	4,304	4,336	4,361
Sub Saharan Africa	1,644	1,637	1,891	2,283	2,317
India	7,448	8,563	9,672	11,535	12,567
China & North East Asia	10,111	11,601	12,313	12,567	13,016
South East Asia & Oceania	4,486	4,502	4,408	4,374	4,372

Total	91,546	97,929	100,890	104,525	108,551

1) Of which Sweden	17,771	17,930	17,588	17,500	17,767

INFORMATION ON INVESTMENTS IN ASSETS SUBJECT TO DEPRECIATION, AMORTIZATION, IMPAIRMENT AND WRITE-DOWNS

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Additions
Property, plant and equipment	980	1,196	1,294	1,524	1,648
Capitalized development expenses	269	429	257	560	251
IPR, brands and other intangible assets	359	29	488	97	5,570

Total	1,608	1,654	2,039	2,181	7,469

Depreciation, amortization and impairment losses
Property, plant and equipment	841	821	827	1,057	914
Capitalized development expenses	232	240	263	267	245
IPR, brands and other intangible assets, etc.	1,136	1,111	1,137	1,104	1,156

Total	2,209	2,172	2,227	2,428	2,315

Ericsson First Quarter Report 2012, April 25 2012	29

OTHER INFORMATION

	Jan - Mar	Jan - Dec
	2011	2012	2011
Number of shares and earnings per share
Number of shares, end of period (million)	3,273	3,273	3,273
Of which class A-shares (million)	262	262	262
Of which class B-shares (million)	3,011	3,011	3,011
Number of treasury shares, end of period (million)	70	60	63
Number of shares outstanding, basic, end of period (million)	3,203	3,213	3,211
Numbers of shares outstanding, diluted, end of period (million)	3,230	3,242	3,238
Average number of treasury shares (million)	71	61	68
Average number of shares outstanding, basic (million)	3,202	3,212	3,206
Average number of shares outstanding, diluted (million) 1)	3,229	3,241	3,233
Earnings per share, basic (SEK)	1.28	2.79	3.80
Earnings per share, diluted (SEK) 1)	1.27	2.76	3.77
Earnings per share (Non-IFRS), diluted (SEK) 2)	1.52	3.01	4.72
Earnings per share (Non-IFRS, excluding restructuring), diluted (SEK) 2)	1.61	3.14	5.54

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Excluding amortizations and write-downs of acquired intangibles.

Ratios
Days sales outstanding	101	104	91
Inventory turnover days	87	88	78
Payable days	70	64	62
Equity ratio (%)	53.1%	54.3%	51.8%
Return on equity (%)	11.3%	24.4%	8.5%
Return on capital employed (%)	13.4%	19.8%	11.3%
Capital turnover (times)	1.2	1.1	1.2
Cash conversion %, end of period	-46.4%	17.1%	39.6%
Payment readiness, end of period	90,931	82,657	86,570
Payment readiness, as percentage of sales	42.9%	40.5%	38.1%

Exchange rates used in the consolidation
SEK/EUR - average rate	8.90	8.86	9.02
- closing rate	8.93	8.84	8.92
SEK/USD - average rate	6.48	6.70	6.48
- closing rate	6.28	6.63	6.90

Other
Regional inventory, end of period,	21,090	20,987	19,921
Export sales from Sweden	34,044	27,194	116,507

ERICSSON PLANNING ASSUMPTIONS FOR YEAR 2012

Research and development expenses

We estimate R&D expenses for the full year 2012 to be at around SEK 29-31 b. The estimate includes amortizations/write-downs of intangible assets related to major acquisitions previously made. However, currency effects may cause this to change.

Capital expenditures

Excluding acquisitions, the capital expenditures in relation to sales are not expected to be significantly different in 2012, remaining at roughly two percent of sales.

Utilization of provisions

The expected utilization of provisions for year 2012 is stated in the Annual Report 2011.

Ericsson First Quarter Report 2012, April 25 2012	30

RESTRUCTURING CHARGES BY FUNCTION

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Cost of sales	-185	-257	-283	-506	-496
Research and development expenses	-180	-208	-115	-58	-19
Selling and administrative expenses	-8	-1,236	22	-170	-54

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-373	-1,701	-376	-734	-569

Share in Sony Ericsson charges	—	—	—	-419	—
Share in ST-Ericsson charges	-15	-77	-17	-31	-30

Subtotal Sony Ericsson and ST-Ericsson	-15	-77	-17	-450	-30

Total	-388	-1,778	-393	-1,184	-599

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Cost of sales	-185	-442	-725	-1,231	-496
Research and development expenses	-180	-388	-503	-561	-19
Selling and administrative expenses	-8	-1,244	-1,222	-1,392	-54

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-373	-2,074	-2,450	-3,184	-569

Share in Sony Ericsson charges	—	—	—	-419	—
Share in ST-Ericsson charges	-15	-92	-109	-140	-30
Subtotal Sony Ericsson and ST-Ericsson	-15	-92	-109	-559	-30

Total	-388	-2,166	-2,559	-3,743	-599

RESTRUCTURING CHARGES BY SEGMENT
	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Networks	-205	-1,039	-121	-235	-87
Global Services	-166	-487	-254	-456	-473
Of which Professional Services	-145	-361	-225	-264	-358
Of which Network Rollout	-21	-126	-29	-192	-115
Support Solutions	-2	-119	-6	-16	-9
Unallocated	—	-56	5	-27	—

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-373	-1,701	-376	-734	-569

Sony Ericsson	—	—	—	-419	—
ST-Ericsson	-15	-77	-17	-31	-30
Subtotal Sony Ericsson and ST-Ericsson	-15	-77	-17	-450	-30

Total	-388	-1,778	-393	-1,184	-599

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Networks	-205	-1,244	-1,365	-1,600	-87
Global Services	-166	-653	-907	-1,363	-473
Of which Professional Services	-145	-506	-731	-995	-358
Of which Network Rollout	-21	-147	-176	-368	-115
Support Solutions	-2	-121	-127	-143	-9
Unallocated	—	-56	-51	-78	—

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-373	-2,074	-2,450	-3,184	-569

Sony Ericsson	—	—	—	-419	—
ST-Ericsson	-15	-92	-109	-140	-30
Subtotal Sony Ericsson and ST-Ericsson	-15	-92	-109	-559	-30

Total	-388	-2,166	-2,559	-3,743	-599

Ericsson First Quarter Report 2012, April 25 2012	31

ACQUISITION OF TELCORDIA

On January 12, 2012 Ericsson announced the closing of the acquisition of all the shares in Telcordia, a global leader in the development of software and services for OSS/BSS, for USD 1.15 billion in an all cash transaction, on a cash and debt-free basis. The total purchase has been allocated to assets acquired and liabilities assumed based on a preliminary assessment of the fair values.

Approximately 2,600 skilled employees have joined Ericsson. This acquisition consolidates Ericsson’s position as a leading player in the operations support systems/business support systems (OSS/BSS) market with a key position in service fulfillment, assurance, network optimization and real-time charging.

PRELIMINARY ALLOCATION OF PURCHASE CONSIDERATION	SEK b.

Cash	8.7	1)

Total consideration	8.7

Net assets acquired
Cash and cash equivalents	0.9
Property, plant and equipment	0.3
Intangible assets	5.5
Other current assets and liabilities, net	-1.1

Total identifiable net assets	5.6

Goodwill	3.1

1)	The cash transaction includes payment of external loan of SEK 6.2 b. and investment in subsidiary of SEK 2.5 b.

Ericsson First Quarter Report 2012, April 25 2012	32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/S/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: April 25, 2012